EXHIBIT 4.1

EIGHTH SUPPLEMENTAL INDENTURE, dated as of October 30, 2009 (this “Eighth Supplemental Indenture”), between WYETH, a Delaware corporation (as successor to American Home Products Corporation) (the “Issuer”), Pfizer Inc., a Delaware corporation (“Pfizer”) and THE BANK OF NEW YORK MELLON (as successor to JPMORGAN CHASE BANK), a banking corporation duly organized and existing under the laws of the State of New York, as trustee (the “Trustee”).

W I T N E S S E T H

WHEREAS, the Issuer and the Trustee have duly executed and delivered an Indenture, dated as of April 10, 1992 (as amended on October 13, 1992, the “Indenture”), providing for the authentication, issuance, delivery and administration of unsecured debentures, notes or other evidences of indebtedness to be issued in one or more series by the Issuer (the “Securities”);

WHEREAS, the Issuer is a wholly-owned subsidiary of Pfizer;

WHEREAS, the Board of Directors of Pfizer has determined it to be in the best interest of Pfizer to guarantee all of Issuer’s payment obligations under the Securities and the Indenture;

WHEREAS, Issuer desires to execute and deliver this Eighth Supplemental Indenture in order to amend certain terms of the Indenture (collectively, the “Proposed Amendments”);

WHEREAS, Section 8.2 of the Indenture expressly permits the Issuer and the Trustee to enter into one or more supplemental indentures with the consent of the Holders of at least a majority in aggregate principle amount of the then outstanding Securities of all Series affected thereby (the “Required Consent”);

WHEREAS, the Issuer has obtained the Required Consent;

WHEREAS, for the purposes hereinabove recited, and pursuant to due corporate action, the Issuer has duly determined to execute and deliver to the Trustee this Eighth Supplemental Indenture; and

WHEREAS, all conditions and requirements necessary to make this Eighth Supplemental Indenture a valid, legal and binding instrument in accordance with its terms have been done and performed, and the execution and delivery hereof have been in all respects duly authorized;

NOW, THEREFORE, in consideration of the premises, the Issuer and the Trustee mutually covenant and agree as follows:

Section 1. Definitions.

  (a)  All terms contained in this Eighth Supplemental Indenture shall, except as specifically provided herein or except as the context may otherwise require, have the meanings given to such terms in the Indenture.

Section 2. Amendments.

(a) Amendment to Section 1.1 of the Indenture.  Section 1.1 (Certain Terms Defined) of the Indenture is hereby amended by adding the following definitions:

“Debt” of any person means (a) all obligations of such person for borrowed money, or evidenced by bonds, debentures, notes or other similar instruments (other than any such obligations to the extent that (i) the liability of such person is limited solely to the property or asset financed by such obligations or (ii) such obligations result from the requirement to return collateral posted to such person by a counterparty pursuant to one or more hedging contracts or other similar risk management contracts) and (b) all Debt of others guaranteed by such person.

“Equity Interests” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a person, and any warrants, options or other rights entitling the holder thereof to purchase or acquire any such equity interests.

“General Subsidiary” means, with respect to any person, any corporation, partnership, limited liability company or other business entity of which at least a majority of the outstanding shares of Voting Stock is at the time directly or indirectly owned or controlled by such person or one or more of the Subsidiaries of such person.

“Manufacturing Facility” means property, plant and equipment used for actual manufacturing and for activities directly related to manufacturing such as quality assurance, engineering, maintenance, staging areas for work in process administration, employees, eating and comfort facilities and manufacturing administration, and excludes sales offices, research facilities and facilities used only for warehousing, distribution or general administration.

“Permitted Liens” means:

(a) Pfizer Liens existing on the date hereof or Pfizer Liens existing on Manufacturing Facilities of any person at the time it becomes a General Subsidiary of Pfizer;

(b) Pfizer Liens existing on Manufacturing Facilities when acquired, or incurred to finance the purchase price, construction or improvement thereof;

(c) any Pfizer Lien arising by reason of deposits with, or the giving of any form of security to, any governmental agency or any body created or approved by law or governmental regulation;

(d) Pfizer Liens securing Debt of a General Subsidiary of Pfizer owed to Pfizer or another General Subsidiary of Pfizer;

(e) extensions, renewals or replacements in whole or part of any Pfizer Lien referred to in clauses (a) through (d); and

(f) Pfizer Liens on any Restricted Property not described in clauses (a) through (e) above securing Debt that, together with (i) the aggregate amount of all other outstanding Debt secured by all other Pfizer Liens on Restricted Property not described in clauses (a) through (e) above and (ii) the aggregate amount of Value in respect of all Pfizer Sale and Leaseback Transactions that would otherwise be prohibited by Section 3.7 hereof, do not exceed 15% of Pfizer Consolidated Net Tangible Assets measured as of the end of the most recent quarter for which financial statements are available.

“Pfizer” shall mean Pfizer Inc., a Delaware corporation.

“Pfizer Consolidated Net Tangible Assets” means the total amount of assets (less applicable reserves and other properly deductible items) after deducting (1) all current liabilities (excluding the amount of those which are by their terms extendable or renewable at the option of the obligor to a date more than 12 months after the date as of which the amount is being determined) and (2) all goodwill, tradenames, trademarks, patents, unamortized debt discount and expense and other like intangible assets, all as set forth on the most recent balance sheet of Pfizer and its consolidated subsidiaries and determined in accordance with generally accepted accounting principles.

“Pfizer Lien” means, with respect to any property of any person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property.

“Pfizer Sale and Leaseback Transaction” means any direct or indirect arrangement relating to property now owned or hereafter acquired whereby Pfizer or a General Subsidiary of Pfizer transfers such property to another person and Pfizer or a General Subsidiary of Pfizer leases or rents it from such person (other than (1) leases between Pfizer and a General Subsidiary of Pfizer or between General Subsidiaries and (2) temporary leases for a term, including renewals at the option of the lessee, of not more than three years).

“Restricted Property” means:

(a) any Manufacturing Facility (or portion thereof) owned or leased by Pfizer or any General Subsidiary of Pfizer and located within the continental United States that, in the good faith opinion of Pfizer’s Board of Directors (or a committee thereof), is of material importance to Pfizer’s business taken as a whole, but no such Manufacturing Facility (or portion thereof) shall be deemed of material importance if its gross book value of property, plant and equipment (before deducting accumulated depreciation) is less than 2% of Pfizer Consolidated Net Tangible Assets measured as of the end of the most recent quarter for which financial statements are available, or

(b) any Equity Interests of any General Subsidiary of Pfizer owning a Manufacturing Facility (or a portion thereof) covered by clause (a).

“Value” means, with respect to a Pfizer Sale and Leaseback Transaction, an amount equal to the present value of the lease payments with respect to the term of the lease remaining on the date as of which the amount is being determined, without regard to any renewal or extension options contained in the lease, discounted at the weighted average interest rate of all series of Securities issued pursuant to the Indenture and having the benefit of the covenants set forth in Sections 3.6 and 3.7 herein (including the effective interest rate of any original issue discount Securities) which are outstanding on the date of such Pfizer Sale and Leaseback Transaction.

“Voting Stock” means Equity Interests of any person having ordinary power to vote in the election of members of the board of directors, managers, trustees or other controlling persons, of such person (irrespective of whether, at the time, Equity Interests of any other class or classes of such entity shall have or might have voting power by reason of the happening of a contingency).

(b) Amendment to Section 3.5 of the Indenture.  Section 3.5 (Written Statement to Trustee) of the Indenture is hereby amended by (i) deleting “commencing March 31, 1993” and (ii) inserting “on or before June 1 of each calendar year”.

(c) Amendment to Section 3.6 of the Indenture.  Section 3.6 (Limitation on Liens) of the Indenture is hereby amended by adding the following text to the end thereof:

“(d)           Notwithstanding the provisions of paragraphs (a), (b) and (c) of this Section 3.6, from and after the earlier of (i) March 8, 2010, (ii) the termination of the 364-Day Revolving Credit Loan Agreement, dated as of March 9, 2009 among Pfizer, the lenders party thereto from time to time and Citibank, N.A. as administrative agent (the “Pfizer Revolving Credit Facility”) and (iii) an amendment to the Pfizer Revolving Credit Facility that would permit the effectiveness of the following provision, paragraphs (a), (b) and (c) of this Section 3.6 shall be null and void and the following provision shall become effective:

(i) Pfizer shall not, and shall not permit any General Subsidiary of Pfizer to, create, assume or suffer to exist any Pfizer Lien (an “Initial Lien”), other than Permitted Liens, on any Restricted Property to secure any Debt of Pfizer or any General Subsidiary of Pfizer unless it has made or will make effective provision whereby the Securities and the Pfizer Guarantee of any other series of Securities issued pursuant to the Indenture and having the benefit of this covenant, will be secured by such Lien equally and ratably with (or prior to) all other Debt secured by such Lien; provided that such Lien will be automatically released and discharged upon the release and discharge of the applicable Initial Lien.”

(d) Amendment to Section 3.7 of the Indenture.  Section 3.7 (Limitation on Sale and Lease-Back) of the Indenture is hereby amended by adding the following text to the end thereof:

“(c)           Notwithstanding the provisions of paragraphs (a) and (b) of this Section 3.7, from and after the earlier of (i) March 8, 2010, (ii) the termination of the Pfizer Revolving Credit Facility and (iii) an amendment to the Pfizer Revolving Credit Facility that would permit the effectiveness of the following provision, paragraphs (a) and (b) of this Section 3.7 shall be null and void and the following provision shall become effective:

                      (i) Pfizer shall not, and shall not permit any General Subsidiary of Pfizer to, enter into any Pfizer Sale and Leaseback Transaction covering any Restricted Property unless:

                                (1) pursuant to Section 3.6 herein, Pfizer would be entitled to incur Debt secured by a Pfizer Lien on such Restricted Property in a principal amount equal to the Value of such Pfizer Sale and Leaseback Transaction without equally and ratably securing the Securities of any series issued pursuant to the Indenture and having the benefit of this covenant; or

                                (2) Pfizer or any General Subsidiary of Pfizer, during the six months following the effective date of the Pfizer Sale and Leaseback Transaction, applies an amount equal to the Value of such Pfizer Sale and Leaseback Transaction to the voluntary retirement of long-term Debt of Pfizer or any General Subsidiary of Pfizer or to the acquisition of one or more Restricted Properties.”

(e) Amendment to Section 3.8 of the Indenture.  Section 3.8 (Luxembourg Publications) of the Indenture is hereby deleted in its entirety and replaced with “[RESERVED]”.

(f) Amendment to Section 4.2 of the Indenture.  Section 4.2 (Reports by the Issuer) of the Indenture is hereby amended and replaced in its entirety by the following text:

“Section 4.2. Reports by Pfizer. Pfizer or its successor shall file with the Trustee, within 15 days after Pfizer or its successor is required to file the same with the Commission, copies of the annual reports and of the information, documents and other reports that Pfizer or its successor may be required to file with the Commission pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 or pursuant to Section 314 of the Trust Indenture Act of 1939.”

(g) Amendment to Section 5.1(a) of the Indenture.  Section 5.1(a) (Event of Default Defined; Acceleration of Maturity; Waiver of Default) of the Indenture is hereby amended by replacing “30 days” with “sixty (60) days.”

(h) Amendment to Section 9.1 of the Indenture.  Section 9.1 (Issuer May Consolidate, etc., on Certain Terms) of the Indenture is hereby amended and replaced in its entirety by the following text:

“Section 9.1. Issuer May Consolidate, etc., on Certain Terms

(a) Notwithstanding anything to the contrary set forth in this Indenture, from and after the receipt by the Trustee of an unconditional and irrevocable guarantee of the prompt payment, when due, of any amount owed to the holders of the Securities under this Indenture and any other amounts due pursuant to this Indenture by Pfizer or any of its successors, nothing in this Indenture or in any of the Securities or any supplemental indenture shall be deemed to prohibit or in any way limit any transaction (or conversion of legal status to a limited liability company) involving the Issuer, including without limitation any consolidation, merger, sale or conveyance.  At any time, Pfizer or any of its successors, may succeed to and be substituted for the Issuer by supplemental indenture, with the same effect as if it had been named herein as the Issuer, and the predecessor Issuer shall thereupon be released from all obligations under the Indenture and under the Securities.

(b) Nothing contained in this Indenture shall prevent any consolidation or merger of Pfizer with or into any other person or persons (whether or not affiliated with Pfizer), or successive consolidations or mergers in which Pfizer or its successor shall be a party or parties, or shall prevent any conveyance or transfer of the properties and assets of Pfizer as an entirety or substantially as an entirety to any other person (whether or not affiliated with Pfizer) lawfully entitled to acquire the same; provided, however, Pfizer covenants and agrees that upon any such consolidation, merger, conveyance or transfer, the due and punctual performance and observance of all of the covenants and conditions of the Pfizer Guarantee to be performed by Pfizer and any obligations of Pfizer under this Indenture, shall be expressly assumed by supplemental indenture, in form reasonably satisfactory to the Trustee, executed and delivered to the Trustee by the person (if other than Pfizer) formed by such consolidation, or into which Pfizer shall have been merged, or by the person which shall have acquired such properties and assets.

Section 3. Guarantee.  Pfizer hereby makes the guarantee contained in the form attached to Appendix A hereto with respect to the obligations and liabilities of the Issuer under the Securities and the Indenture. For the avoidance of doubt, Appendix A is incorporated into this Supplemental Indenture in its entirety and forms a part hereof.

Section 4. Pfizer as a Party. Pfizer hereby becomes a party to the Indenture solely with respect to its obligations under (i) Sections 3.6, 3.7, 4.2 and 9.1 of the Indenture and (ii) Section 3 of the Eighth Supplemental Indenture.

Section 5. Amendments to Securities.

  The Securities are hereby deemed to be amended, mutatis mutandis, to correspond to the amendments to the Indenture set forth in this Eighth Supplemental Indenture.

Section 6. Separability Clause.

  In case any provision in this Eighth Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 7. Miscellaneous.

(a) Ratification of Indenture.  The Indenture, as amended and supplemented by this Eighth Supplemental Indenture, is in all respects ratified and confirmed, and this Eighth Supplemental Indenture shall be deemed a part of the Indenture in the manner and to the extent herein and therein provided.

(b) GOVERNING LAW.  THIS EIGHTH SUPPLEMENTAL INDENTURE, AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS EIGHTH SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

(c) Counterparts.  This Eighth Supplemental Indenture may be executed in several counterparts, each of which shall be an original, and all collectively but one and the same instrument.

(d) The Trustee.  The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Eighth Supplemental Indenture or for or in respect of the recitals contained herein, all of which are made solely by the Issuer.

(e) Notice to the Trustee.  Any notice, direction, request or demand by the Issuer or any Holder of Securities or Coupons to or upon the Trustee shall be deemed to have been sufficiently given or served by being deposited postage prepaid, first-class mail (except as otherwise specifically provided in the Indenture) addressed to The Bank of New York Mellon, 101 Barclay Street, 8W, New York, New York 10286, Attention: Corporate Trust, Facsimile 212-815-5704.

[Remainder of Page Blank — Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Eighth Supplemental Indenture to be executed as of the date first above written.

WYETH, as Issuer

By:	/s/ Richard Passov
Name: Richard Passov
Title: Vice President and Treasurer

PFIZER, as Guarantor and solely with respect to Sections 3.6, 3.7, 4.2 and 9.1 of the Indenture

By:	/s/ Richard Passov
Name: Richard Passov
Title: Senior Vice President and Treasurer

THE BANK OF NEW YORK MELLON, as Trustee

By:	/s/ Francine Kincaid
Name: Francine Kincaid
Title: Vice President

[Signature Page to Eighth Supplemental Indenture]

APPENDIX A
FORM OF GUARANTEE OF PFIZER INC.

GUARANTEE, dated as of October 30, 2009, by Pfizer Inc., a Delaware corporation (the “Guarantor”), in respect of Wyeth, a Delaware corporation (together with its permitted assigns, “Wyeth”).

1.           Guarantee.  With respect to the 6.700% Notes due 2011 (CUSIP No. 026609AM); 6.700% Notes due 2011 (CUSIP No. 026609AJ); 5.250% Notes due 2013 (CUSIP No. 983024AA); 5.500% Notes due 2014 (CUSIP No. 983024AE); 5.500% Notes due 2016 (CUSIP No. 983024AJ); 5.450% Notes due 2017 (CUSIP No. 983024AM); 7.250% Notes due 2023 (CUSIP No. 026609AC); 6.450% Notes due 2024 (CUSIP No. 983024AF); 6.500% Notes due 2034 (CUSIP No. 983024AG); 6.000% Notes due 2036 (CUSIP No. 983024AL); and 5.950% Notes due 2037 (CUSIP No. 983024AN) (collectively, the “Notes”), all issued by Wyeth pursuant to an indenture dated April 10, 1992 (the “Indenture”), by and among Wyeth, as successor to American Home Products Corporation, and The Bank of New York Mellon, as successor to Manufacturers Hanover Trust Company, as trustee (“Trustee”), the Guarantor unconditionally and irrevocably guarantees the prompt payment, when due, of any amount owed to the holders of the Notes under the Indenture and any other amounts due pursuant to the Indenture (the “Obligations”).

2.           Nature of Guarantee.  The Guarantor’s obligations hereunder shall not be affected by any circumstance relating to the Obligations that might otherwise constitute a legal or equitable discharge of or defense to the Guarantor.  The Guarantor agrees that Trustee or the holders of the Notes may resort to the Guarantor for payment of any of the Obligations whether or not Trustee or the holders of the Notes shall have first proceeded against Wyeth or any other obligor principally or secondarily obligated with respect to the Obligations.  Trustee or the holders of the Notes shall not be obligated to file any claim relating to the Obligations in the event that Wyeth becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of Trustee or the holders of the Notes to so file shall not affect the Guarantor’s obligations hereunder.  In the event that any payment to Trustee or the holders of the Notes in respect of the Obligations is rescinded or must otherwise be returned for any reason whatsoever, the Guarantor shall remain liable hereunder with respect to such Obligations as if such payment had not been made.

3.           Changes in Obligations, and Agreements Relating thereto; Waiver of Certain Notices.  The Guarantor agrees that Trustee or the holders of the Notes may at any time and from time to time, either before or after the maturity thereof, without notice to or further consent of the Guarantor, extend the time of payment of, or renew all or any part of the Obligations, and may also make any agreement with Wyeth for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between Trustee or the holders of the Notes and Wyeth, without in any way impairing or affecting this Guarantee.  The Guarantor waives notice of the acceptance of this Guarantee and of the Obligations, presentment, demand for payment, notice of dishonor and protest.

4.           Expenses.  The Guarantor agrees to pay on demand all reasonable fees and out-of-pocket expenses (including the reasonable fees and expenses of one firm of counsel representing Trustee or the holders of the Notes) in any way relating to the enforcement or protection of the rights of Trustee or the holders of the Notes hereunder, provided that the Guarantor shall not be liable for any expenses of Trustee or the holders of the Notes if no payment under this Guarantee is due.

5.           Subrogation.  Upon payment of the Obligations to Trustee or the holders of the Notes in full, the Guarantor shall be subrogated to the rights of Trustee or the holders of the Notes against Wyeth with respect to the Obligations, and Trustee or the holders of the Notes agrees to take at the Guarantor’s expense such steps as the Guarantor may reasonably request to implement such subrogation.

6.           No Waiver; Cumulative Rights.  No failure on the part of Trustee or the holders of the Notes to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by Trustee or the holders of the Notes of any right, remedy or power hereunder preclude any other or further exercise of any right, remedy or power.  Each and every right, remedy and power hereby granted to Trustee and the holders of the Notes or allowed it or them by law or in equity or other agreement shall be cumulative and not exclusive of any other, and may be exercised by Trustee or the holders of the Notes at any time or from time to time.

7.           Assignment.  Nothing contained in this Guarantee shall prevent any consolidation or merger of Guarantor with or into any other person (whether or not affiliated with the Guarantor), or successive consolidations or mergers in which Guarantor or its successor shall be a party or parties, or shall prevent any conveyance or transfer of the properties and assets of Guarantor as an entirety or substantially as an entirety to any other person (whether or not affiliated with Guarantor) lawfully entitled to acquire the same; provided, however, that upon any such consolidation, merger, conveyance or transfer, the due and punctual performance and observance of all of the covenants and conditions of the Guarantee to be performed by Guarantor, shall be expressly assumed, in form reasonably satisfactory to the Trustee, executed and delivered to the Trustee by the person (if other than the Guarantor) formed by such consolidation, or into which Guarantor shall have been merged, or by the person which shall have acquired such properties and assets.

8.           Notices.  All notices to or demands on the Guarantor shall be deemed effective when received, shall be in writing and shall be delivered by hand or by registered mail (or similar type mail), or by facsimile transmission promptly confirmed by registered mail (or similar type mail), addressed to the Guarantor at:

Pfizer Inc.
Director of Treasury Planning
235 East 42nd Street
New York, New York 10017-5755
Tel: (212)-733-2342
Fax: (212) 573-1133

with a copy to:

Pfizer Inc.
Chief Counsel- Corporate Governance
235 East 42nd Street
New York, New York 10017-5755
Tel: (212) 733-7513
Fax: (212) 573-1133

or to such other address or fax number as the Guarantor shall have notified Trustee in a written notice delivered to Trustee at the address or facsimile number specified in the indenture.

9.           Continuing Guarantee.  This Guarantee shall remain in full force and effect and shall be binding on the Guarantor, its successors and assigns until all of the Obligations have been satisfied in full.

10.           Representations and Warranties.  The Guarantor represents and warrants that:  (i) this Guarantee has been duly executed and delivered by the Guarantor and constitutes a valid and legally binding obligation of the Guarantor enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to general principles of equity, (ii) no consent or approval of any person, entity or governmental or regulatory authority, or of any securities exchange or self-regulatory organization, was or is necessary in connection with this Guarantee and (iii) the execution and delivery of this Guarantee by the Guarantor and the performance by the Guarantor of its obligations hereunder do not violate or conflict with any law applicable to it, any provision of its constitutive documents, any order or judgment of any court or other agency of government applicable to it or any of its assets or any contractual provision binding on or affecting it or any of its assets, in any manner that could reasonably be expected to impair its ability to perform its obligations hereunder.

11.           Governing Law, This Guarantee shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of laws.

IN WITNESS WHEREOF, this Guarantee has been duly executed and delivered by the Guarantor as of the date first above written.

PFIZER INC.

By:
Name:
Title: